TRILOGY
ENERGY TRUST

4100, 350 7TH AVE. SW CALGARY, ALBERTA, T2P 3N9
PHONE: (403) 290-2900 FAX: (403) 263-8915

October 26, 2006

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

Dear Sir or Madam:

SUPPL

Re: Trilogy Energy Trust (the "Trust")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34876

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we submit the following documents:

1. Preliminary Short Form Prospectus dated October 24, 2006

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (403) 290-2917 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,
TRILOGY ENERGY TRUST
by its Administrator
Trilogy Energy Ltd.

Gail L. Yester
Assistant Corporate Secretary

GLY/kp
Enclosure

October 26, 2006

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

Dear Sir or Madam:

Re: **Trilogy Energy Trust (the "Trust")**
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34876

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we submit the following documents:

1. Preliminary Short Form Prospectus dated October 24, 2006

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (403) 290-2917 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,
TRILOGY ENERGY TRUST
by its Administrator
Trilogy Energy Ltd.

Gail L. Yester
Assistant Corporate Secretary

GLY:sp
Enclosure

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in all of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws. Accordingly, these securities may not be offered or sold within the United States except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States of America. See "Plan of Distribution".

***Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents incorporated herein by reference may be obtained on request without charge from our Corporate Secretary at 4100, 350 Seventh Avenue S.W., Calgary, AB, T2P 3N9, (403) 290-2900. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from our Corporate Secretary at the above-mentioned address and telephone number. Copies of the documents incorporated herein by reference are also available electronically at www.sedar.com.*

Preliminary Short Form Prospectus

New Issue October 24, 2006

File No. 82-34876

TRILOGY
ENERGY TRUST

$175,000,000

6.25% Convertible Unsecured Subordinated Debentures

The convertible unsecured subordinated debentures (the "Debentures") of Trilogy Energy Trust (the "Trust") bear interest at an annual rate of 6.25% payable semi-annually on May 31st and November 30th in each year commencing May 31, 2007. The Debentures will mature on November 30, 2011 (the "Maturity Date"). See "Details of the Offering".

Debenture Conversion Privilege

Each Debenture will be convertible into trust units of the Trust ("Trust Units") at the option of the holder of a Debenture at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $18.50 per Trust Unit, subject to adjustment in certain events. Holders converting their Debentures will receive all accrued and unpaid interest thereon to the date of conversion.

The offering price of the Debentures offered hereby was determined by negotiation between Trilogy Energy Ltd. (the "Administrator"), on behalf of the Trust, and BMO Nesbitt Burns Inc., on behalf of itself and the other Underwriters (as defined below).

The Trust Units are listed for trading on the Toronto Stock Exchange (the "TSX") under the trading symbol "TET.UN". On October 23, 2006, the closing price of the Trust Units on the TSX was $15.83. The Trust has applied to list the Debentures offered pursuant to this short form prospectus and the Trust Units issuable upon conversion of the Debentures on the TSX. Listing will be subject to the Trust fulfilling all of the listing requirements of the TSX.

	Price to Public	Underwriters' Fee	Net Proceeds to the Trust (1)
Per Debenture	$ 1,000	$ 40	$ 960
Total(2)	$175,000,000	$7,000,000	$168,000,000

Note:

(1) Before deducting the expenses of this offering, estimated to be $500,000.

(2) The Trust has granted the Underwriters an over-allotment option (the "Option") exercisable, in whole or in part, up to 30 days from closing of this offering, to purchase up to an additional $26,250,000 principal amount of Debentures at the offering price plus accrued interest to the date of issuance, to cover over-allotments, if any, and for market stabilization purposes. The grant of the Option and the issuance of Debentures upon exercise of the Option are qualified for distribution under this short form prospectus. If the Option is exercised in full, the total Price to Public, Underwriters' Fee and Net Proceeds to the Trust (before deducting expenses of this issue) will be $201,250,000, $8,050,000 and $193,200,000, respectively. See "Plan of Distribution" and the table below.

Underwriters' Position	Maximum Size	Exercise Period	Exercise Price
Over-Allotment Option	$26,250,000 principal amount of Debentures	Up to 30 days from closing of the offering	$1,000 per Debenture

BMO Nesbitt Burns Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., FirstEnergy Capital Corp., GMP Securities L.P., Canaccord Capital Corporation, National Bank Financial Inc., Paradigm Capital Inc. and

Peters & Co. Limited (collectively, the "Underwriters"), as principals, conditionally offer the Debentures, subject to prior sale, if, as and when issued by the Trust and delivered and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters on behalf of the Trust by Macleod Dixon LLP and on behalf of the Underwriters by Stikeman Elliott LLP. The Underwriters may effect transactions which stabilize or maintain the market price for the Debentures or Trust Units at levels other than those which otherwise might prevail in the open market. See "Plan of Distribution".

Subscriptions for Debentures will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. Certificates for the aggregate principal amount of the Debentures will be issued in registered form to The Canadian Depository for Securities Limited ("CDS") or its nominee under the book-based system administered by CDS and will be deposited with CDS on the date of closing. No certificates evidencing the Debentures will be issued to purchasers, except in certain limited circumstances, and registration will be made in the depositary service of CDS. Purchasers of Debentures will receive only a customer confirmation from the Underwriter or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Debentures is purchased. Closing of this offering is expected to occur on November 7, 2006 or such later date as the Trust and the Underwriters may agree, such date not to be later than December 5, 2006.

Each of BMO Nesbitt Burns Inc., CIBC World Markets Inc., RBC Dominion Securities Inc. and Scotia Capital Inc. is, directly or indirectly, a wholly-owned subsidiary of a Canadian chartered bank which is a lender to subsidiaries of the Trust and to which such subsidiaries are presently indebted. Consequently, the Trust may be considered to be a connected issuer of each of these Underwriters for the purposes of Canadian securities legislation. See "Relationship Among the Trust and Certain Underwriters" and "Use of Proceeds".

There is currently no market through which the Debentures may be sold and purchasers may not be able to resell Debentures purchased under this short form prospectus. This may affect the pricing of the Debentures in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See "Risk Factors"

The head office, registered office and principal business office of the Trust is located at 4100, 350 Seventh Avenue S.W., Calgary, Alberta, T2P 3N9.

The Trust may repay the outstanding principal of the Debentures through the issuance of Trust Units. See "Details of the Offering - Payment Upon Redemption or Maturity". Cash distributions payable to holders of Trust Units of the Trust are not assured and future results of the Trust may vary.

A return on an investment in Trust Units issuable pursuant to the Debentures is not comparable to the return on an investment in a fixed-income security. The recovery of an initial investment in Trust Units is at risk, and the anticipated return on such investment is based on many performance assumptions. Although the Trust intends to make distributions of its available cash to holders of Trust Units ("Unitholders"), these cash distributions may be reduced or suspended. **Cash distributions are not guaranteed.** The actual amount distributed will depend on numerous factors including: commodity prices, the financial performance of the Trust, debt obligations, working capital requirements and future capital requirements. In addition, the market value of the Debentures or Trust Units may decline if the Trust's cash distributions decline in the future, and any such market value decline may be material.

It is important for an investor to consider the particular risk factors that may affect the issuer in which it is investing, and, therefore the stability of the distributions that it receives. See "Risk Factors" in this short form prospectus and "Risk Factors" in the Trust's AIF (as defined herein) and "Risks and Uncertainties" in the management's discussion and analysis incorporated by reference herein. These sections also describe the Trust's assessment of those risk factors, as well as the potential consequences to an investor if a risk should occur.

The after-tax return from an investment in Trust Units to Unitholders subject to Canadian income tax can be made up of both a return on capital and a return of capital. That composition may change over time, thus affecting an investor's after-tax return. Returns on capital are generally taxed as ordinary income in the hands of a Unitholder who is resident in Canada for purposes of the Tax Act. Returns of capital to such a Unitholder are generally tax-deferred (and reduce the Unitholder's cost base in the Trust Units for tax purposes).

In the opinion of Macleod Dixon LLP, counsel to the Trust, and Stikeman Elliott LLP, counsel to the Underwriters, based on representations of an officer of the Administrator as to certain factual matters and subject to the qualifications and assumptions discussed under "Canadian Federal Income Tax Considerations" in this short form prospectus, the Debentures offered hereunder and the Trust Units issuable upon conversion, redemption or maturity of the Debentures will, on the date of closing, be qualified investments under the *Income Tax Act* (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (except a deferred profit sharing plan to which the Trust has made a contribution) and registered education savings plans. See "Canadian Federal Income Tax Considerations".

TABLE OF CONTENTS

Dollar references in this short form prospectus are in Canadian dollars unless otherwise indicated.

SUMMARY

This summary is qualified by, and should be read in conjunction with, the detailed information contained elsewhere in this short form prospectus.

Trilogy Energy Trust

The Trust is an open-ended unincorporated investment trust established under the laws of Alberta. The Trust is an energy trust whose assets, consisting of oil and natural gas properties and related assets, are held through limited partnerships which are indirect wholly-owned subsidiaries of the Trust. The Trust's oil and natural gas properties are located in the Kaybob, Marten Creek and Grande Prairie areas of Alberta and, upon completion of the acquisition of Blue Mountain Energy Ltd. ("Blue Mountain") referred to below, the Trust will also hold oil and natural gas properties in the Red Deer area of Alberta and in northeastern British Columbia. The Trust makes monthly cash distributions to Unitholders from the cash flow generated by the assets held by its subsidiaries. In this prospectus, "Trust" refers to Trilogy Energy Trust and "Trilogy" refers to the Trust together with its direct and indirect subsidiaries.

Acquisition of Blue Mountain Energy Ltd.

On October 23, 2006, Trilogy took up approximately 96% of the issued and outstanding shares of Blue Mountain. Trilogy will pay for these shares, and acquire the balance of the Blue Mountain shares pursuant to the compulsory acquisition provisions under the *Business Corporations Act* (Alberta (the "ABCA")). Trilogy will finance the cost of the acquisition from borrowings under its existing credit facility and a six month junior secured, non-revolving bridge loan (the "Acquisition Facility") to be entered into in connection with the acquisition of Blue Mountain. See "Recent Developments", "Use of Proceeds", "Consolidated Capitalization" and "Risk Factors".

The Offering

Issue: $175,000,000 principal amount of Debentures.

Underwriters' Option: The Trust has granted to the Underwriters the Option to purchase up to an additional $26,250,000 principal amount of Debentures, to cover over-allotments, if any, and for market stabilization purposes, on the same terms as this offering plus accrued interest from the closing date of this offering to the date on which Debentures are issued pursuant to the exercise of the Option. The Option is exercisable, in whole or in part, up to 30 days from closing of this offering.

Amount of Offering: $175,000,000 ($201,250,000 if the Option is exercised in full)

Price: $1,000 per Debenture

Use of Proceeds: The net proceeds of the offering of Debentures will be used by Trilogy to repay bank indebtedness incurred under its credit facility and indebtedness which will be incurred under the Acquisition Facility and for general trust and operating purposes. See "Recent Developments", "Use of Proceeds", "Consolidated Capitalization", "Relationship Among the Trust and Certain Underwriters" and "Risk Factors".

Debentures

Maturity: The Maturity Date for the Debentures will be November 30, 2011.

Interest: 6.25% per annum payable semi-annually in arrears on May 31st and November 30th in each year, commencing May 31, 2007. The first interest payment on May 31, 2007 will include interest accrued from the closing date of this offering to, but excluding, May 31, 2007.

Conversion: The Debentures will be convertible into fully paid and non-assessable Trust Units at the option of the holder at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date specified by the Trust for redemption of the Debentures at a conversion price of $18.50 per Trust Unit, being a conversion rate of 54.0541 Trust Units per $1,000 principal amount of Debentures, subject to adjustment as provided in the Indenture (as defined herein). Holders converting their Debentures will receive all accrued and unpaid interest thereon to the date of conversion.

Redemption: The Debentures will not be redeemable on or before November 30, 2009. After November 30, 2009 and before the Maturity Date, the Debentures may be redeemed in whole or in part from time to time at the option of the Trust on not more than 60 days and not less than 30 days notice, at a price of $1,050 per Debenture after November 30, 2009 and on or before November 30, 2010 and at a price of $1,025 per Debenture after November 30, 2010 and before the Maturity Date (each a "Redemption Price"), in each case plus accrued and unpaid interest thereon, if any.

Payment upon Redemption or Maturity: On redemption or at the Maturity Date, the Trust may, at its option on not more than 60 days and not less than 40 days prior notice and subject to regulatory approval, elect to satisfy its obligation to pay the Redemption Price or the principal amount of the Debentures by issuing and delivering that number of freely tradeable Trust Units obtained by dividing the aggregate Redemption Price of the outstanding Debentures which are to be redeemed, or the principal amount of outstanding Debentures which have matured, as the case may be, by 95% of the weighted average trading price of the Trust Units on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the date fixed for redemption or the Maturity Date, as the case may be. Any accrued and unpaid interest thereon will be paid in cash.

Change of Control: Upon the occurrence of a change of control of the Trust involving the acquisition of voting control or direction over 66⅔% or more of the Trust Units, the Trust will be required to make an offer to purchase, within 30 days following the consummation of the change of control, all of the Debentures at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest.

Subordination: The payment of the principal and premium, if any, of, and interest on, the Debentures will be subordinated in right of payment, as set forth in the Indenture (as defined herein), to the prior payment in full of all Senior Indebtedness (as defined herein) of the Trust. The Debentures will also be effectively subordinate to claims of creditors of the Trust's subsidiaries except to the extent the Trust is a creditor of such subsidiary ranking at least *pari passu* with such other creditors. Other than as described herein, the Debentures will not limit the ability of the Trust to incur additional indebtedness, including indebtedness that ranks senior to the Debentures, or from mortgaging, pledging or charging its properties to secure any indebtedness.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This short form prospectus and the documents incorporated by reference herein contain forward-looking statements. Forward-looking statements are typically identified by words such as "anticipate", "believe", "expect", "plan", "intend" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this short form prospectus and the documents incorporated by reference herein include, but are not limited to, statements with respect to: capital expenditures, business strategy and objectives, reserve estimates, net revenue, production levels, exploration plans, development plans, acquisition and disposition plans, distributions on Trust Units by the Trust and cash flow to be retained by Trilogy for capital and future expenditures.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur. Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this short form prospectus, assumptions have been made regarding, among other things:

- our ability to obtain equipment, services and supplies in a timely manner to carry out our activities;
- our ability to market our oil and natural gas successfully to current and new customers;
- the timing and costs of pipeline and storage facility construction and expansion and our ability to secure adequate product transportation;
- the timely receipt of required regulatory approvals;
- our ability to obtain financing on acceptable terms;
- currency, exchange and interest rates; and
- future oil and gas prices.

Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein include, but are not limited to:

- supply and demand of oil and natural gas and volatility of oil and natural gas prices;
- fluctuations in currency and interest rates;
- competition for, among other things, capital, acquisitions of oil and natural gas properties and reserves and skilled personnel;
- risks inherent in Trilogy's operations;
- risks inherent in Trilogy's marketing plan for its production, including credit risk;
- imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves;
- Trilogy's ability to replace and expand its oil and natural gas reserves;
- Trilogy's ability to generate sufficient cash flow from operations to meet its current and future obligations;
- Trilogy's ability to access external sources of debt and equity capital;
- weather and general economic and business conditions;

- Trilogy's ability to enter into or renew leases;
- Trilogy's ability to make capital expenditures and the amounts of capital expenditures;
- imprecision in estimating the timing, costs and levels of production and drilling;
- the results of exploration, development and drilling;
- imprecision in estimates of future production capacity;
- Trilogy's ability to secure adequate product transportation;
- uncertainty in the amounts and timing of royalty payments;
- imprecision in estimates of oil, natural gas and other product sales;
- tax pools, tax shelter and tax deductions available to Trilogy;
- changes to legislation and regulations applicable to Trilogy and the interpretation thereof, including tax and environmental legislation and regulations;
- risks associated with existing and potential future lawsuits and regulatory actions against Trilogy;
- difficulty in obtaining necessary regulatory approvals; and
- the other risk factors set forth under "Risk Factors" in this short form prospectus and in the AIF (as defined herein), "Risks and Uncertainties" in the management's discussion and analysis ("MD&A") incorporated by reference herein and such other risks and uncertainties described from time to time in the Trust's reports and filings with Canadian securities authorities.

Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future. Readers are cautioned that the foregoing list of important factors is not exhaustive. The forward-looking statements contained in this short form prospectus are made as of the date hereof and neither the Trust nor the Underwriters undertake any obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. The forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement.

NOTE REGARDING NON-GAAP MEASURES

In the documents incorporated by reference in this short form prospectus, the Trust uses the terms "Funds Flow from Operations", "Funds Flow from Operations per Unit of Sales Volume", "Distributable Cash" and "Distributable Earnings" as indicators of financial performance. "Funds Flow from Operations" refer to the cash flow from operating activities before changes in operating working capital, and "Distributable Cash" and "Distributable Earnings" refer to the amount of cash available for distribution to Unitholders. "Funds Flow from Operations", "Funds Flow from Operations per Unit of Sales Volume", "Distributable Cash" and "Distributable Earnings" are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP. Therefore, "Funds Flow from Operations", "Funds Flow from Operations per Unit of Sales Volume", "Distributable Cash" and "Distributable Earnings" may not be comparable to similar measures presented by other issuers, and investors are cautioned that "Fund Flow from Operations", "Funds Flow from Operations per Unit of Sales Volume", "Distributable Cash" and "Distributable Earnings" should not be construed as alternatives to net earnings (loss), cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP. The Trust uses such terms as an indicator of financial performance because such terms are commonly utilized by investors to evaluate royalty trusts and income funds in the oil and gas sector. The Trust believes that such terms are useful supplemental measures as they provide investors with information with respect to Trilogy's operating performance, leverage and liquidity and of cash available for distribution from the Trust to Unitholders.

ABBREVIATIONS

In this short form prospectus, the abbreviations set forth below have the following meanings:

"Bbl"	Barrel	**"Mcfe"**	1,000 cubic feet equivalent
"Boe"	Barrels of oil equivalent	**"MMcfe"**	1,000,000 cubic feet equivalent
"Boe/d"	Barrel or barrels of oil equivalent per day	**"MMcfe/d"**	1,000,000 cubic feet equivalent per day
"MBoe"	1,000 Barrels of oil equivalent	**"NGL"**	Natural gas liquids
"Mcf"	1,000 cubic feet		

Note: Boes and Mcfes may be misleading, particularly if used in isolation. A Boe conversion ration of 6 Mcf:1Bbl and an Mcfe conversion ratio of 1 Bbl : 6 Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in the provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Administrator at 4100, 350 Seventh Avenue S.W., Calgary, Alberta, T2P 3N9, (403) 290-2900. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of the Administrator at the above-mentioned address and telephone number.

The following documents, filed with the securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference in this short form prospectus:

(a) the annual information form of the Trust dated March 3, 2006 (the "AIF");

(b) the annual consolidated financial statements of the Trust as at December 31, 2005 and 2004 and for the nine months ended December 31, 2005 and years ended December 31, 2005 and 2004 and the accompanying MD&A together with the auditors report on the balance sheet as at December 31, 2005 and the consolidated statements of earnings and accumulated earnings and cash flows for the nine months ended December 31, 2005;

(c) the interim consolidated financial statements of the Trust as at and for the three and six months ended June 30, 2006 and the accompanying MD&A;

(d) the information circular of the Trust for the annual and special meeting of Unitholders held May 9, 2006; and

(e) the document dated December 22, 2005 entitled "Certain Financial Information relating to Trilogy Energy Trust", which includes:

   (i) the balance sheet of the Trust as at February 25, 2005 and the auditors' report thereon;

   (ii) the unaudited financial statements for the Spinout Assets (as defined under "Historical Background" below) for the three months ended March 31, 2005;

   (iii) the financial statements for the Spinout Assets for the years ended December 31, 2004, 2003 and 2002 and the auditors' report thereon;

   (iv) the schedule of revenues, royalties and operating expenses for the Kaybob Acquired Properties (as defined under "Historical Background" below) for the six months ended June 30, 2004 and the year ended December 31, 2003 and the auditors' report for the year ended December 31, 2003;

   (v) the schedule of revenues, royalties and operating expenses for the Marten Creek Acquired Properties (as defined under "Historical Background" below) for the six months ended June 30, 2004, the nine months ended September 30, 2003 and the years ended December 31, 2003, 2002 and 2001 and the auditors' report for the years ended December 31, 2003, 2002 and 2001; and

   (vi) the unaudited pro forma consolidated statements of earnings of the Trust for the nine months ended September 30, 2005 and the year ended December 31, 2004 and the compilation report thereon.

Any document of a type required by National Instrument 44-101 to be incorporated by reference in a short form prospectus, including any material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements (including any related auditors' report), MD&A and information circulars if filed by the Trust with the provincial securities commissions or similar authorities in the provinces of Canada after the date of this short form prospectus and before the termination of the offering, are deemed to be incorporated by reference in this short form prospectus.

Documents are not incorporated by reference to the extent their contents are modified or superseded by a statement contained in this short form prospectus or in any other subsequently filed document that is also incorporated by reference in this short form prospectus.

TRILOGY ENERGY TRUST

The Trust is an open-ended unincorporated investment trust established under the laws of Alberta. The Trust is an energy trust which indirectly holds its assets, consisting of oil and natural gas properties and related assets in the Kaybob, Marten Creek, Grande Prairie and Red Deer areas of Alberta and in northeastern British Columbia through limited partnerships which are indirect wholly-owned subsidiaries of the Trust. The Trust makes monthly cash distributions to Unitholders from the cash flow generated by the assets held by its subsidiaries. Computershare Trust Company of Canada is the trustee of the Trust, and the Administrator is the administrator of the Trust and the general partner of Trilogy Energy LP. The beneficiaries of the Trust are the Unitholders. The head office, registered office and principal business office of the Trust is located at 4100, 350 Seventh Avenue S.W., Calgary, Alberta, T2P 3N9.

HISTORICAL BACKGROUND

The Trust was created in connection with the spinout of certain assets from Paramount Resources Ltd. ("Paramount") which was completed on April 1, 2005 (the "Trust Spinout"). Pursuant to the Trust Spinout, each holder of common shares of Paramount received one new common share of Paramount and one Trust Unit for each common share previously held. The Trust Spinout was completed through a series of transactions including an arrangement under the *Business Corporations Act* (Alberta) involving Paramount and its shareholders and optionholders. Through such transactions, the Trust (i) became the indirect owner of certain oil and gas assets in the Kaybob and Marten Creek areas of Alberta previously owned by Paramount (the "Spinout Assets"), (ii) issued 79,133,395 Trust Units and (iii) paid approximately $220 million in cash to, and assumed $15 million of debt from, Paramount. Paramount retained 19% of the Trust Units issued, with Paramount's shareholders receiving the remaining 81% of the Trust Units issued. The Trust became a reporting issuer in certain provinces of Canada upon the completion of the Trust Spinout and its outstanding Trust Units were listed and posted for trading on the TSX on April 6, 2005. Paramount remained as a separate publicly listed independent oil and gas company.

In 2004, Paramount completed two separate acquisitions of properties in the Kaybob and Marten Creek areas of Alberta, respectively. Most of these properties were subsequently included in the Spinout Assets.

The Trust Spinout constituted a "significant acquisition" by the Trust for securities law purposes. Accordingly, historical financial statements relating to the Spinout Assets and the Kaybob and Marten Creek properties acquired by Paramount and included in the Spinout Assets (the "Kaybob Acquired Properties" and the "Marten Creek Acquired Properties", respectively) are incorporated by reference herein along with pro forma financial statements relating to such "significant acquisition".

Paramount now owns 16.3% of the outstanding Trust Units and is involved in the management and administration of the Trust and its subsidiaries through a services agreement.

RECENT DEVELOPMENTS

Proposed Acquisition of Blue Mountain Energy Ltd.

On September 3, 2006, Trilogy entered into the acquisition agreement with Blue Mountain providing for the acquisition by Trilogy of all the issued and outstanding Blue Mountain shares for a purchase price of $5.50 per Blue Mountain share (the "Offer"). On September 2, 2006, as a result of entering into the acquisition agreement with Trilogy, Blue Mountain paid a $5 million non-completion fee to a competing bidder.

The formal offer documents were mailed to Blue Mountain shareholders, warrantholders and optionholders (collectively, "Blue Mountain Securityholders") on September 15, 2006. On October 23, 2006, Trilogy took up approximately 96% of the issued and outstanding Blue Mountain shares under the Offer. On October 26, 2006, Trilogy will pay for these shares, acquire the remaining Blue Mountain shares pursuant to the compulsory acquisition provisions under the ABCA and repay the balance owing on Blue Mountain's credit facility at a total cost of approximately $142 million. Trilogy will finance the acquisition of Blue Mountain through borrowings under its existing credit facility and the Acquisition Facility to be entered into in connection with the acquisition. See "Consolidated Capitalization", "Use of Proceeds" and "Relationship Among the Trust and Certain Underwriters".

The oil and natural gas properties to be acquired through the acquisition of Blue Mountain (the "Blue Mountain Assets") are located in the Grande Prairie and Red Deer areas of Alberta and in northeastern British Columbia with production weighted approximately 70% natural gas and 30% to oil and natural gas liquids. Average production for the six months ended June 30, 2006 was 2,419 Boe/d. The Blue Mountain Assets were estimated by Trilogy management to have approximately 4,856 MBoe of proved plus probable reserves as at December 31, 2005. Undeveloped land is estimated at 166,000 gross acres (121,000 net) with a value estimated by Trilogy management of $21 million at an average working interest of 73%. Included in the Blue Mountain Assets is approximately $6 million of seismic data.

Third Quarter Operating Results

While the Trust's third quarter 2006 results have not yet been finalized, it is expected that the Trust's revenue and cash flow during the third quarter of 2006 will fall from second quarter 2006 levels in line with reductions in natural gas and oil prices during these periods. The Trust's average production for the third quarter of 2006 was approximately 24,300 Boe/d.

Change in Distributions

On October 19, 2006, the Trust announced that its cash distribution for the month of October 2006 will be $0.16 per Trust Unit. The distribution is payable on November 15, 2006 to Unitholders of record on October 31, 2006. The Trust adjusted its cash distributions to $0.16 per Trust Unit from $0.20 per Trust Unit in response to the lower gas price environment which has affected the Trust's revenues and operating results as its production is weighted approximately 80% to natural gas.

Implementation of Distribution Reinvestment Plan

On June 21, 2006, the Trust adopted a distribution reinvestment plan (the "Plan") which provides eligible unitholders with the opportunity to reinvest their cash distributions, on each distribution payment date, in additional Trust Units at a price equal to 95% of the average market price (as such term is defined in the Plan).

Acquisition of Redsky Energy Ltd.

On March 31, 2006, Trilogy completed the acquisition of Redsky Energy Ltd. ("Redsky"), a private Alberta oil and gas company by way of a plan of arrangement ("Arrangement") under the Business Corporations Act (Alberta) (the "ABCA"). The Trust issued an aggregate of 6,500,000 Trust Units to Redsky shareholders upon closing of the Arrangement. The oil and natural gas properties acquired through the acquisition of Redsky (the "Redsky Assets") are mainly located in the Grande Prairie area of Alberta with production weighted approximately 80% to natural gas and 20% to oil and natural gas liquids. Currently, the Redsky Assets are producing approximately 1,300 Boe/d. At the time of the acquisition, the Redsky Assets were estimated by Trilogy management to have approximately 5,542 MBoe of proved plus probable reserves. Included in the Redsky Assets is approximately $1.8 million (as estimated by Trilogy management) of undeveloped land and seismic data.

DETAILS OF THE OFFERING

This offering consists of 175,000 Debentures at a price of $1,000 per Debenture. An additional 26,250 Debentures may be issued if the Option is exercised in full. The following is a summary of the material attributes and characteristics of the Debentures. This summary does not purport to be complete and is subject to, and qualified by, reference to the terms of the Indenture (as defined below) with respect to the Debentures.

Debentures

General

The Debentures will be issued under a trust indenture to be entered into on the closing of this offering (the "Indenture") between the Trust and Computershare Trust Company of Canada, as trustee (the "Debenture Trustee"). The aggregate principal amount of the Debentures authorized for issue will be unlimited. References in this section

to "debentures" is a reference to all debentures outstanding from time to time under the Indenture, as it may be further supplemented from time to time.

The Debentures will be dated as of the date of closing of this offering and will be issuable only in denominations of $1,000 and integral multiples thereof. The Maturity Date for the Debentures will be November 30, 2011.

The Debentures will bear interest from the date of issue at 6.25% per annum, which will be payable semi-annually in arrears on May 31st and November 30th in each year, commencing May 31, 2007. The first interest payment will include interest accrued from the date of closing to, but excluding, May 31, 2007.

The principal amount of the Debentures will be payable in lawful money of Canada or, at the option of the Trust and subject to applicable regulatory approval, by payment of Trust Units as further described under "Redemption and Purchase" and "Payment upon Redemption or Maturity". The interest on the Debentures will be payable in lawful money of Canada including, at the option of the Trust and subject to applicable regulatory approval, in accordance with the Unit Interest Payment Election as described under "Interest Payment Option".

The Debentures will be direct obligations of the Trust and will not be secured by any mortgage, pledge, hypothec or other charge and will be subordinated to other liabilities of the Trust as described under "Subordination". Other than as described herein, the Indenture will not restrict the Trust from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any indebtedness.

Conversion Privilege

The Debentures will be convertible at the holder's option into fully paid and non-assessable Trust Units at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $18.50 per Trust Unit, being a conversion rate of 54.0541 Trust Units for each $1,000 principal amount of Debentures, subject to adjustment as provided in the Indenture. Holders converting their Debentures will receive all accrued and unpaid interest thereon to the date of conversion.

Subject to the provisions thereof, the Indenture will provide for the adjustment of the conversion price in certain events including: (a) the subdivision or consolidation of the outstanding Trust Units; (b) the distribution of Trust Units to holders of Trust Units by way of distribution or otherwise other than an issue of securities to holders of Trust Units who have elected to receive distributions in securities of the Trust in lieu of receiving cash distributions paid in the ordinary course; (c) the issuance of options, rights or warrants to holders of Trust Units entitling them to acquire Trust Units or other securities convertible into Trust Units at less than 95% of the then current market price (as defined below) of the Trust Units; and (d) the distribution to all holders of Trust Units of any securities or assets (other than cash distributions and equivalent distributions in securities paid in lieu of cash distributions in the ordinary course). There will be no adjustment of the conversion price in respect of any event described in (b), (c) or (d) above if the holders of the Debentures are allowed to participate as though they had converted their Debentures prior to the applicable record date or effective date. The Trust will not be required to make adjustments in the conversion price unless the cumulative effect of such adjustments would change the conversion price by at least 1%.

The term "current market price" will be defined in the Indenture to mean the weighted average trading price of the Trust Units on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the date of the applicable event.

In the case of any reclassification or capital reorganization (other than a change resulting from consolidation or subdivision) of the Trust Units or in the case of any consolidation, amalgamation or merger of the Trust with or into any other entity, or in the case of any sale or conveyance of the properties and assets of the Trust as, or substantially as, an entirety to any other entity, or a liquidation, dissolution or winding-up of the Trust, the terms of the conversion privilege shall be adjusted so that each holder of a Debenture shall, after such reclassification, capital reorganization, consolidation, amalgamation, merger, sale, conveyance, liquidation, dissolution or winding-up, be entitled to receive the number of Trust Units such holder would be entitled to receive

if on the effective date thereof, it had been the holder of the number of Trust Units into which the Debenture was convertible prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, merger, sale, conveyance, liquidation, dissolution or winding-up.

No fractional Trust Units will be issued on any conversion but in lieu thereof the Trust shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest provided, however, the Trust shall not be required to make any cash payment less than $10.00.

Redemption and Purchase

The Debentures will not be redeemable on or before November 30, 2009. After November 30, 2009 and before the Maturity Date, the Debentures may be redeemed in whole or in part from time to time at the option of the Trust on not more than 60 days and not less than 30 days notice, at a Redemption Price of $1,050 per Debenture after November 30, 2009 and on or before November 30, 2010 and at a Redemption Price of $1,025 per Debenture after November 30, 2010 and before the Maturity Date, in each case plus accrued and unpaid interest thereon, if any.

In the case of redemption of less than all of the Debentures, the Debentures to be redeemed will be selected by the Debenture Trustee on a pro rata basis or in such other manner as the Debenture Trustee deems equitable.

The Trust will have the right to purchase Debentures in the market, by tender or by private contract.

Payment upon Redemption or Maturity

On redemption or at maturity, the Trust will repay the indebtedness represented by the Debentures by paying to the Debenture Trustee in lawful money of Canada an amount equal to the aggregate Redemption Price of the outstanding Debentures which are to be redeemed or the principal amount of the outstanding Debentures which have matured, as the case may be, together with accrued and unpaid interest thereon. The Trust may, at its option, on not more than 60 and not less than 40 days prior notice and subject to applicable regulatory approval, elect to satisfy its obligation to pay the applicable Redemption Price of the Debentures which are to be redeemed or the principal amount of the Debentures which have matured, as the case may be, by issuing freely tradeable Trust Units to the holders of the Debentures. Any accrued and unpaid interest thereon will be paid in cash. The number of Trust Units to be issued will be determined by dividing the aggregate Redemption Price of the outstanding Debentures which are to be redeemed or the principal amount of the outstanding Debentures which have matured, as the case may be, by 95% of the current market price on the date fixed for redemption or the Maturity Date, as the case may be. No fractional Trust Units will be issued on redemption or maturity but in lieu thereof the Trust shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest provided, however, the Trust shall not be required to make any cash payment less than $10.00.

Subordination

The payment of the principal and premium, if any, of, and interest on, the Debentures will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness and indebtedness to trade creditors of the Trust. "Senior Indebtedness" of the Trust will be defined in the Indenture as the principal of and premium, if any, and interest on and other amounts in respect of all indebtedness of or guaranteed by the Trust (whether outstanding as at the date of Indenture or thereafter incurred), other than indebtedness evidenced by the Debentures or other instruments of the Trust which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be *pari passu* with, or subordinate in right of payment to, the Debentures. Subject to statutory or preferred exceptions or as may be specified by the terms of any particular securities, each debenture will rank *pari passu* with each other debenture, and with all other present and future subordinated and unsecured indebtedness of the Trust except for sinking provisions (if any) applicable to different series of debentures or similar types of obligations of the Trust.

The Indenture will provide that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Trust, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of the Trust, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of the Trust, then those holders of Senior Indebtedness, will receive payment in full before the holders of Debentures will be entitled to

receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Debentures or any unpaid interest accrued thereon (but excluding the issuance of Trust Units upon any conversion, redemption or maturity). The Indenture will also provide that the Trust will not make any payment, and the holders of the Debentures will not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including without any limitation by set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of indebtedness represented by the Debentures (a) in a manner inconsistent with the terms (as they exist on the date of issue) of the Debentures or (b) at any time when an event of default has occurred under the Senior Indebtedness and is continuing and the notice of such event of default has been given by or on behalf of the holders of Senior Indebtedness to the Trust, unless the Senior Indebtedness has been repaid in full.

The Debentures will also be effectively subordinate to claims of creditors of the Trust's subsidiaries except to the extent the Trust is a creditor of such subsidiaries ranking at least *pari passu* with such other creditors.

Priority over Trust Distributions

The Trust Indenture (as defined herein) provides that certain expenses of the Trust must be deducted in calculating the amount to be distributed to the Unitholders. Accordingly, the funds required to satisfy the interest payable on the Debentures, as well as the amount payable upon redemption or maturity of the Debentures or upon an Event of Default (as defined below), will be deducted and withheld from the amounts that would otherwise be payable as distributions to Unitholders.

Change of Control of the Trust

Within 30 days following the occurrence of a change of control of the Trust involving the acquisition of voting control or direction over 66⅔% or more of the Trust Units (a "Change of Control"), the Trust will be required to make an offer in writing to purchase all of the Debentures then outstanding (the "Offer"), at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest (the "Offer Price").

The Indenture contains notification and repurchase provisions requiring the Trust to give written notice to the Debenture Trustee of the occurrence of a Change of Control within 30 days of such event together with the Offer. The Debenture Trustee will thereafter promptly mail to each holder of Debentures a notice of the Change of Control together with a copy of the Offer to repurchase all the outstanding Debentures.

If 90% or more in aggregate principal amount of the Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered to the Trust pursuant to the Offer, the Trust will have the right and obligation to redeem all the remaining Debentures at the Offer Price. Notice of such redemption must be given by the Trust to the Debenture Trustee within 10 days following the expiry of the Offer, and as soon as possible thereafter, by the Debenture Trustee to the holders of the Debentures not tendered pursuant to the Offer.

Interest Payment Option

The Trust may elect, from time to time and subject to regulatory approval, if required, to satisfy its obligation to pay all or any part of the interest on the Debentures (the "Interest Obligation"), on the date it is payable under the Indenture (an "Interest Payment Date"), by delivering sufficient Trust Units to the Debenture Trustee to satisfy all or any part of the Interest Obligation in accordance with the Indenture (the "Unit Interest Payment Election"). The Indenture will provide that, upon such election, the Debenture Trustee shall (a) accept delivery from the Trust of Trust Units, (b) accept bids with respect to, and consummate sales of, such Trust Units, each as the Trust shall direct in its absolute discretion, (c) invest the proceeds of such sales in short-term permitted government securities (as defined in the Indenture) which mature prior to the applicable Interest Payment Date, and use the proceeds received from such permitted government securities, together with any proceeds from the sale of Trust Units not invested as aforesaid, to satisfy the Interest Obligation, and (d) perform any other action necessarily incidental thereto.

The Indenture will set forth the procedures to be followed by the Trust and the Debenture Trustee in order to effect the Unit Interest Payment Election. If a Unit Interest Payment Election is made, the sole right of a holder of Debentures in respect of interest will be to receive cash from the Debenture Trustee out of the proceeds of the sale of

Trust Units (plus any amount received by the Debenture Trustee from the Trust attributable to any fractional Trust Units) in full satisfaction of the Interest Obligation, and the holder of such Debentures will have no further recourse to the Trust in respect of the Interest Obligation.

Neither the Trust's making of the Unit Interest Payment Election nor the consummation of sales of Trust Units will (a) result in the holders of the Debentures not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the interest payable on such Interest Payment Date, or (b) entitle such holders to receive any Trust Units in satisfaction of the Interest Obligation.

Events of Default

The Indenture will provide that an event of default ("Event of Default") in respect of the Debentures will occur if any one or more of the following described events has occurred and is continuing with respect of the Debentures: (a) failure for 10 days to pay interest on the Debentures when due; (b) failure to pay principal or premium, if any, when due on the Debentures, whether at maturity, upon redemption, by declaration or otherwise; (c) certain events of bankruptcy, insolvency or reorganization of the Trust under bankruptcy or insolvency laws; or (d) default in the observance or performance of any material covenant or condition of the Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Debenture Trustee to the Trust specifying such default and requiring the Trust to rectify the same. If an Event of Default has occurred and is continuing, the Debenture Trustee may, in its discretion, and shall upon request of holders of not less than 25% in principal amount of Debentures, declare the principal of and interest on all outstanding Debentures to be immediately due and payable. In certain cases, the holders of a majority of the principal amount of the Debentures then outstanding may, on behalf of the holders of all Debentures, waive any Event of Default and/or cancel any such declaration upon such terms and conditions as such holders shall prescribe.

Offers for Debentures

The Indenture will contain provisions to the effect that if an offer is made for debentures which is a take-over bid for debentures within the meaning of the *Securities Act* (Alberta) (assuming for the purposes of the definition in such Act "debentures" are equivalent to "voting securities") and not less than 90% of the debentures (other than debentures held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the debentures held by the holders of debentures who did not accept the offer on the terms offered by the offeror.

Modification

The rights of the holders of the Debentures as well as any other series of debentures that may be issued under the Indenture may be modified in accordance with the terms of the Indenture. For that purpose, among others, the Indenture will contain certain provisions which will make binding on all debenture holders resolutions passed at meetings of the holders of debentures by votes cast thereat by holders of not less than 66⅔% of the principal amount of the debentures present at the meeting and voting on such resolution or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66⅔% of the principal amount of the debentures. In certain cases, the modification will, instead or in addition, require assent by the holders of the required percentage of debentures of each particularly affected series.

Limitation on Non-Resident Ownership

At no time may non-residents of Canada be the beneficial owners of a majority of the Trust Units. The Trust may, at any time and from time to time, in its sole discretion, require the Debenture Trustee to make reasonable efforts, as practicable in the circumstances, to obtain declarations as to beneficial ownership of debentures, perform residency searches of registered and beneficial debentureholders mailing address lists and take such other steps specified by the Trust to determine or estimate as best possible the residence of the beneficial owners of debentures. If the Trust becomes aware that the beneficial owners of 49% or more of the debentures then outstanding are or may be non-residents of Canada ("Non-Residents") or that such a situation is imminent and the board of directors of the Administrator determines such steps are required in order for the Trust to maintain its status as a "mutual fund trust" under the Tax Act (as defined herein) or are otherwise in the interest of the Trust, the Trust may require the Debenture Trustee to: i) refuse to issue or register a transfer of debentures to a person unless the

person provides a declaration that the debentures to be issued or transferred to such person are not beneficially owned by a Non-Resident and to take such other action(s) as the board of directors of the Administrator determines is appropriate in the circumstances, and ii) send a notice to registered holders of debentures which are beneficially owned by Non-Residents, chosen, in inverse order to the order of acquisition or registration of such debentures or in such other manner as the Trust may consider equitable and practicable, requiring them to sell their debentures which are beneficially owned by Non-Residents or a specified portion thereof within a specified period of not less than 60 days. If the debentureholders receiving such notice have not sold the specified number of debentures or provided the Debenture Trustee and the Trust with satisfactory evidence that such debentures are not beneficially owned by Non-Residents within such period, the Trust may require the Debenture Trustee, on behalf of such registered debentureholder, to sell such debentures.

Limitation on Issuance of Additional Debentures

The Indenture will provide that the Trust shall not issue additional convertible debentures of equal ranking if the principal amount of all issued and outstanding convertible debentures of the Trust exceeds 25% of the Total Market Capitalization of the Trust immediately after the issuance of such additional convertible debentures. "Total Market Capitalization" will be defined in the Indenture as the total principal amount of all issued and outstanding convertible debentures of the Trust which are convertible at the option of the holder into Trust Units of the Trust plus the amount obtained by multiplying the number of issued and outstanding Trust Units of the Trust by the current market price of the Trust Units on the relevant date.

Book-Entry System for Debentures

The Debentures will be issued in "book-entry only" form and must be purchased or transferred through a participant in the depository service of CDS (a "Participant"). On the Closing Date, the Debenture Trustee will cause a certificate representing the Debentures to be delivered to CDS and registered in the name of its nominee, CDS & Co.

Unless the book-entry only system is terminated as described below, a purchaser acquiring a beneficial interest in the Debentures (a "Beneficial Owner"), will not be entitled to receive a certificate for Debentures or, unless requested, for the Trust Units issuable pursuant to the conversion of the Debentures. Purchasers of Debentures will not be shown on the records maintained by CDS, except through a Participant.

Beneficial interests in Debentures will be represented solely through the book-entry only system and such interests will be evidenced by customer confirmations of purchase from the registered dealer from which the applicable Debentures are purchased in accordance with the practices and procedures of that registered dealer. In addition, registration of interests in and transfers of the Debentures will be made only through the depository service of CDS.

As indirect holders of Debentures investors should be aware that they (subject to the situations described below): (a) may not have Debentures registered in their name; (b) may not have physical certificates representing their interest in the Debentures; (c) may not be able to sell the Debentures to institutions required by law to hold physical certificates for securities they own; and (d) may be unable to pledge Debentures as security.

The Debentures will be issued to beneficial owners thereof in fully registered and certificate form ("Debenture Certificates") only if: (a) required to do so by applicable law; (b) the book-entry only system ceases to exist; (c) the Trust or CDS advises the Debenture Trustee that CDS is no longer willing or able to properly discharge its responsibilities as depository with respect to the Debentures and the Trust is unable to locate a qualified successor; (d) the Trust, at its option, decides to terminate the book-entry only system through CDS; or (e) after the occurrence of an Event of Default (as defined herein), Participants acting on behalf of Beneficial Owners of Debentures representing, in the aggregate, more than 25% of the aggregate principal amount of the Debentures then outstanding advise CDS in writing that the continuation of a book-entry only system through CDS is no longer in their best interest provided the Debenture Trustee has not waived the Event of Default in accordance with the terms of the Indenture.

Upon the occurrence of any of the events described in the immediately preceding paragraph, the Debenture Trustee, with respect to the Debentures, must notify CDS, for and on behalf of Participants and Beneficial Owners

of Debentures of the availability through CDS of Debenture Certificates. Upon surrender by CDS of the global certificates representing the Debentures and receipt of instructions from CDS for the new registrations, the Debenture Trustee will deliver the Debentures in the form of Debenture Certificates and thereafter the Trust will recognize the holders of such Debenture Certificates, as debentureholders under the Indenture.

Interest on the Debentures will be paid directly to CDS while the book-entry only system is in effect. If Debenture Certificates are issued, interest will be paid by cheque drawn on the Trust and sent by prepaid mail to the registered holder or by such other means as may become customary for the payment of interest. With respect to the Debentures, payment of principal, including payment in the form of Trust Units if applicable, and the interest due, at maturity or on a redemption date, will be paid directly to CDS while the book-entry only system is in effect. If Debenture Certificates are issued, payment of principal, including payment in the form of Trust Units if applicable, and interest due, at maturity or on a redemption date, will be paid upon surrender thereof at any office of the Debenture Trustee or as otherwise specified in the Indenture.

Neither the Trust nor the Underwriters will assume any liability for: (a) any aspect of the records relating to the beneficial ownership of the Debentures held by CDS or any payments relating thereto; (b) maintaining, supervising or reviewing any records relating to the Debentures; or (c) any advice or representation made by or with respect to CDS and contained in this short form prospectus and relating to the rules governing CDS or any action to be taken by CDS or at the direction of a Participant. The rules governing CDS provide that it acts as the agent and depository for the Participants. As a result, Participants must look solely to CDS and Beneficial Owners must look solely to Participants for any payments relating to the Debentures paid by or on behalf of the Trust to CDS.

DESCRIPTION OF TRUST UNITS

The following is a summary of the material attributes and characteristics of the Trust Units and is qualified in its entirety by the terms of the trust indenture dated February 25, 2005 as amended and restated as of April 1, 2005 and May 9, 2006 between Computershare Trust Company of Canada, the settlor of the Trust and the Administrator (the "Trust Indenture"), a copy of which is available at *www.sedar.com*.

The Trust is authorized to issue an unlimited number of Trust Units pursuant to the Trust Indenture. The holders of Trust Units are entitled to vote at all meetings of Unitholders on the basis of one vote per Trust Unit. Each Trust Unit is transferable and represents an equal, fractional, undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units rank among themselves rateably without discrimination, preference or priority. Unitholders are not required to make any future contributions in respect of their Trust Units. Trust Units are redeemable at any time at the option of the holder on the terms, and subject to the conditions and limitations, described in the Trust Indenture. The Trust may issue additional Trust Units or securities exercisable or convertible therefor from time to time in accordance with the provisions of the Trust Indenture.

The Trust Indenture also provides for, among other things, the calling of meetings of Unitholders, the conduct of business thereof, notice provisions, the appointment and removal of the trustee of the Trust and the form of Trust Unit certificates. The Trust Indenture also provides that no Unitholder shall be personally liable to any person in connection with the Trust and the activities of the Trust and all claims against the Trust shall be satisfied out of the assets of the Trust. Amendments to the Trust Indenture require, subject to certain exceptions, approval by a special meeting of Unitholders at which a resolution must be passed by not less than 66⅔% of the votes cast, either in person or by proxy, at such meeting or approval in writing by holders of not less than 66⅔% of the outstanding Trust Units.

Unitholders of record on the last day of each month, or the business day following the last day of the month if the last day of the month is not a business day (with the exception that December 31 is always a record date), are entitled to receive distributions on Trust Units payable by the Trust in respect of that month. Such distributions are made on or about the fifteenth day of the following month.

EARNINGS COVERAGE

The following earnings coverages are calculated on a consolidated basis for the twelve-month periods ended December 31, 2005 and June 30, 2006, respectively, and are derived from audited financial information, in

the case of the nine months ended December 31, 2005, and unaudited financial information, in the case of the twelve-month period ended June 30, 2006.

The annualized earnings of the Trust before interest and income tax expense based on the nine month financial year of the Trust ended December 31, 2005 and the earnings of the Trust before interest and income tax expense for the twelve-month period ended June 30, 2006 were $146.1 million and $172.9 million, respectively. The annualized interest expense based on the nine month financial year of the Trust ended December 31, 2005 and the interest expense for the twelve-month period ended June 30, 2006, was $9.4 million and $9.8 million, respectively, for a coverage ratio of 15.5 and 17.6 times, respectively.

After giving effect to the issuance of the Debentures (including all Debentures issuable upon exercise of the Option), the pro forma earnings of the Trust before interest and income tax expense remains unchanged. After giving effect to the issuance of the Debentures (including all Debentures issuable upon exercise of the Option), the pro forma annualized interest expense based on the nine month financial year of the Trust ended December 31, 2005 and the pro forma interest expense for the twelve-month period ended June 30, 2006 was $14.3 million and $14.0 million, respectively, resulting in a coverage ratio of 10.2 and 12.3 times, respectively.

USE OF PROCEEDS

The net proceeds from the sale of the Debentures offered hereby are estimated to be $167,500,000, after deducting the aggregate of the Underwriters' fees and estimated expenses of the offering of $7,500,000. If the Option is exercised in full, the net proceeds from the sale of the Debentures offered hereby are estimated to be $192,700,000, after deducting the Underwriters' fees and the estimated expenses of the offering of $8,050,000 and $500,000, respectively. The net proceeds from the sale of Debentures offered hereby will be used by Trilogy to repay indebtedness under its credit facility and under the Acquisition Facility, which indebtedness will be primarily incurred to finance the acquisition of Blue Mountain, and for general trust and operating purposes. See "Recent Developments", "Relationship Among the Trust and Certain Underwriters" and "Consolidated Capitalization".

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Trust as at September 30, 2006, both before and after giving effect to the offering.

Designation	Authorized	As at December 31, 2005	As at September 30, 2006 before giving effect to the offering	As at September 30, 2006 after giving effect to the offering(3)
		(in $ millions except Trust Unit amounts)		
Long Term Debt(1)	-	$108.4	$254.5	$61.8
Debentures(2)	-	-	-	$201.3
Trust Units	Unlimited	$550.1 (85,133,395 Trust Units)	$688.0 (92,424,768 Trust Units)	$688.0 (92,424,768 Trust Units)

Notes:

(1) Trilogy has a credit agreement with a syndicate of Canadian chartered banks. Under the credit agreement, Trilogy has a $355 million committed revolving and term facility and a $35 million working capital facility. Borrowings under the facilities bear interest at the lenders' prime rate, Bankers' Acceptance rate, US base rate or LIBOR, plus a margin dependent on certain conditions. The revolving nature of the credit facilities are scheduled to expire on March 30, 2007, subject to extension. If the revolving portions of the facilities are not extended, those portions will have a term maturity date of one year from expiration. Advances drawn under the credit facilities are secured by a fixed and floating charge over all of Trilogy's assets. On September 2, 2006, Trilogy entered into a committed term sheet in respect of the Acquisition Facility with a Canadian chartered bank to partially finance the acquisition of Blue Mountain. The Acquisition Facility is a $100 million term facility and advances under the Acquisition Facility are subject to the execution of definitive documentation and certain other conditions precedent. Borrowings under the Acquisition Facility bear interest at the lenders' prime rate or bankers' acceptance rate plus an applicable margin of 1% above the applicable interest rate under the existing credit facility to and including January 24, 2007 (1.5% after January 24, 2007). The Acquisition Facility has a 6 month term and is secured by a fixed and floating charge over all of Trilogy's assets ranking secondary to the lenders' security under the existing credit facility. Does not include the Debentures which are disclosed separately in this table.

(2) For the terms of the Debentures, refer to "Details of the Offering".

(3) Assuming the Option is exercised in full and based on the issuance of $201,250,000 principal amount of Debentures for aggregate net proceeds of $192,700,000.

(4) The long-term debt amount does not include approximately $142 million of long-term debt which will be incurred in connection with Trilogy's acquisition of Blue Mountain.

PRICE RANGE AND TRADING VOLUME OF THE TRUST UNITS

The Trust Units are listed on the TSX under the symbol "TET.UN".

The following table outlines the trading price range and trading volume of the Trust Units since January, 2006. The Trust Units have been listed on the TSX since April 6, 2005.

	Price Range ($)		
2006	**High**	**Low**	**Trading Volume**
January	23.75	21.75	6,320,275
February	23.50	18.35	5,371,215
March	20.09	17.91	12,238,501
April	22.25	19.14	10,143,407
May	21.15	17.50	9,904,112
June	19.75	17.50	3,055,132
July	20.24	18.00	4,187,403
August	20.70	18.52	3,973,433
September	18.73	15.33	4,560,649
October (1-23)	16.00	14.04	6,736,359

On October 23, 2006, the closing price of the Trust Units on the TSX was $15.83.

RECORD OF DISTRIBUTIONS TO UNITHOLDERS

The Trust made monthly cash distributions of $0.25 per Trust Unit for each of January, February, March and April 2006, made monthly cash distributions of $0.20 per Trust Unit for each of May, June, July, August and September 2006, and declared a monthly cash distribution of $0.16 per Trust Unit for the month of October 2006. See "Recent Developments".

PLAN OF DISTRIBUTION

Pursuant to an agreement dated October 19, 2006 (the "Underwriting Agreement") among the Trust, the Administrator, Trilogy Energy LP and the Underwriters, the Trust has agreed to issue and sell, and the Underwriters have agreed, severally and not jointly, to purchase on (and not later than) November 7, 2006, subject to the terms and conditions stated therein, all but not less than all of the 175,000 Debentures offered hereby at a price of $1,000 per Debenture for total gross proceeds of $175,000,000 payable in cash to the Trust against delivery of the Debentures. In consideration of the services provided in connection with this offering, the Trust will pay the Underwriters a fee of $40 per Debenture issued pursuant to this offering for an aggregate fee of $7,000,000. The offering price of the Debentures offered hereunder was determined by negotiation between the Administrator, on behalf of the Trust, and BMO Nesbitt Burns Inc., on behalf of itself and the other Underwriters.

Pursuant to the Underwriting Agreement, the Trust granted to the Underwriters the Option to purchase up to an additional $26,250,000 principal amount of Debentures at the offering price plus accrued interest from the closing date of the offering to the date on which the Debentures are issued pursuant to the exercise of the Option to cover over-allotments, if any, and for market stabilization purposes. The Option is exercisable, in whole or in part, by BMO Nesbitt Burns Inc., on behalf of the Underwriters, for a period of 30 days following closing of the offering. This prospectus also qualifies the issuance of the Option and the issuance of Debentures upon exercise of the Option. If the Option is exercised in full, the total price, Underwriters' fee and net proceeds of the offering (before deducting expenses of the offering) will be $201,250,000, $8,050,000 and $193,200,000, respectively.

The obligations of the Underwriters under the Underwriting Agreement are several, and not joint and several, and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. If any one or more of the Underwriters fails to purchase the Debentures which it or they agreed to purchase and the number of Debentures that it or they agreed to purchase is not more than 5% of the aggregate number of Debentures agreed to be purchased by the Underwriters, the non-defaulting Underwriters are obligated severally, in their respective allotments, to purchase

the Debentures which such defaulting Underwriter(s) failed to purchase. If any one or more of the Underwriters fails to purchase the Debentures which it or they agreed to purchase and the number of Debentures that it or they agreed to purchase is more than 5% of the aggregate number of Debentures agreed to be purchased by the Underwriters, the non-defaulting Underwriters may terminate their obligations to purchase their allotment of Debentures, but have the right to purchase all of the Debentures which would otherwise have been purchased by such defaulting Underwriter(s) on a pro rata basis. The Underwriters are, however, obligated to take up and pay for all of the Debentures (other than pursuant to the Option to the extent it is not exercised) if any of the Debentures are purchased under the Underwriting Agreement. Each of the Trust, the Administrator and Trilogy Energy LP has agreed to indemnify the Underwriters and their respective affiliates, shareholders, directors, officers, employees and agents against certain liabilities.

The Trust has agreed that, subject to certain exceptions, it will not sell or offer to sell, or enter into an agreement to sell or offer to sell, Trust Units or any securities exchangeable, convertible or exercisable into Trust Units, or announce any intention to do any of the foregoing, for a period of 90 days subsequent to the closing date of this offering without the consent of BMO Nesbitt Burns Inc. on behalf of the Underwriters, which consent may not be unreasonably withheld. The Trust has also undertaken to use its reasonable commercial efforts to obtain an agreement of Paramount not to, and to cause each entity within its control not to, directly or indirectly, (i) sell or offer to sell any Trust Units, (ii) lend, transfer or dispose of any securities exchangeable, convertible or exercisable into Trust Units or (iii) enter into any swap or other arrangement that transfers any of the economic consequences of ownership of Trust Units, or announce any intention to do any of the foregoing, for a period of 90 days subsequent to the closing date of this offering without the consent of BMO Nesbitt Burns Inc. on behalf of the Underwriters, which consent may not be unreasonably withheld. The Underwriting Agreement also provides that it is a condition to the closing of the offering that Clayton H. Riddell, the Chairman of the Administrator and the Chairman and Chief Executive Officer of Paramount, who is a significant Unitholder, provide an agreement not to, and to cause each entity within his control not to, directly or indirectly, (i) sell or offer to sell any Trust Units, (ii) lend, transfer or dispose of any securities exchangeable, convertible or exercisable into Trust Units or (iii) enter into any swap or other arrangement that transfers any of the economic consequences of ownership of Trust Units, or announce any intention to do any of the foregoing, for a period of 90 days subsequent to the closing date of this offering without the consent of BMO Nesbitt Burns Inc. on behalf of the Underwriters, which consent may not be unreasonably withheld.

The Trust has applied to list the Debentures offered pursuant to this short form prospectus and the Trust Units issuable on conversion of the Debentures on the TSX. Listing will be subject to the Trust fulfilling all of the listing requirements of the TSX.

The Underwriters have advised the Trust that, in connection with this offering, the Underwriters may effect transactions which stabilize or maintain the market price of the Trust Units or the Debentures at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

RELATIONSHIP AMONG THE TRUST AND CERTAIN UNDERWRITERS

Each of BMO Nesbitt Burns Inc., CIBC World Markets Inc., RBC Dominion Securities Inc. and Scotia Capital Inc. is, directly or indirectly, a wholly-owned subsidiary of a Canadian chartered bank (collectively, the "Banks") which is a lender to Trilogy and to which Trilogy is presently indebted. Consequently, the Trust may be considered to be a connected issuer of each of these Underwriters for the purposes of Canadian securities legislation.

As at October 19, 2006, Trilogy was indebted to its lenders in the aggregate amount of $290.9 million under Trilogy's credit facilities with its lenders, including the Acquisition Facility. Trilogy is in compliance with all material terms of the agreements governing such credit facilities. Advances drawn under the credit facilities are secured by a fixed and floating charge over all of Trilogy's assets. Neither Trilogy's financial position nor the value of the security under the credit facilities has changed adversely to the detriment of the creditors since the indebtedness under the credit facilities was incurred.

The decision to offer the Debentures offered hereby and the determination of the terms of the distribution were made through negotiations between the Administrator, on behalf of the Trust, and BMO Nesbitt Burns Inc., on its own behalf and on behalf of the other Underwriters. The Banks did not have any involvement in such decision or

determination, but have been advised of the issuance and the terms thereof. As a consequence of this offering, each of BMO Nesbitt Burns Inc., CIBC World Markets Inc., RBC Dominion Securities Inc. and Scotia Capital Inc. will receive its share of the Underwriters' fee payable by the Trust to the Underwriters. The net proceeds from the sale of Debentures offered hereby will be used by Trilogy to repay indebtedness under its credit facilities including any indebtedness incurred under the Acquisition Facility. The Banks are parties to the credit facilities.

RISK FACTORS

An investment in the Debentures offered by this short form prospectus is subject to certain risks. The risk factors identified below and under the heading "Risk Factors" at pages 34 to 41 of the AIF and "Risks and Uncertainties" in the MD&A, which are incorporated by reference herein, should be carefully reviewed and evaluated by prospective purchasers of Debentures before purchasing Debentures hereunder.

Market for Debentures

There is currently no market through which the Debentures may be sold and purchasers may not be able to resell the Debentures purchased under this short form prospectus. There can be no assurance that an active trading market will develop for the Debentures after the offering, or if developed, that such a market will be sustained at the price level of the offering.

Prior Ranking Indebtedness

The Debentures will be subordinate to all Senior Indebtedness and to any indebtedness of trade creditors of the Trust. The Debentures will also be effectively subordinate to claims of creditors of the Trust's subsidiaries except to the extent the Trust is a creditor of such subsidiaries ranking at least pari passu with such other creditors.

Absence of Covenant Protection

Other than as described herein, the Indenture will not restrict the Trust from incurring additional indebtedness for borrowed money or from mortgaging, pledging of charging its properties to secure any indebtedness. The Indenture will not contain any provision specifically intended to protect holders of the Debentures in the event of a future leveraged transaction involving the Trust.

Debt Service

As of October 19, 2006, Trilogy had drawn $290.9 million under its credit facilities, including the Acquisition Facility. Although the net proceeds will be used to reduce such indebtedness, variations in interest rates and scheduled principal repayments or the need to refinance such credit facilities upon expiration could result in significant changes in the amount required to be applied to debt service before payment of any amounts to the Trust. Although it is believed that the credit facilities are sufficient, there can be no assurance that the amount will be adequate for the financial obligations of Trilogy, that additional funds can be obtained or that, upon expiration, the credit facilities can be refinanced on terms acceptable to Trilogy or the lenders. In such circumstances, cash distributions may be reduced.

Possible Failure to Realize Anticipated Benefits of the Blue Mountain Acquisition

Trilogy will acquire Blue Mountain in support of its strategy of developing tight gas reservoirs in the deep basin area of Alberta. Achieving the benefits of this acquisition will depend in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner, as well as Trilogy's ability to realize the anticipated growth opportunities and synergies from integrating the Blue Mountain Assets into Trilogy's existing business. The integration of the Blue Mountain Assets into Trilogy's business will require the dedication of management effort, time and resources which may divert management's focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect Trilogy's ability to achieve the anticipated benefits of this acquisition.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Macleod Dixon LLP, counsel for the Trust, and Stikeman Elliott LLP, counsel for the Underwriters (together, "Counsel"), the following summary describes the principal Canadian federal income tax considerations generally applicable under the *Income Tax Act* (Canada) (the "Tax Act") to a holder who acquires Debentures pursuant to this offering and who, for purposes of the Tax Act at all relevant times, is resident in Canada, holds the Debentures as capital property and deals at arm's length and is not affiliated with the Trust and the Underwriters. Generally, the Debentures will be considered to be capital property to a holder provided the holder does not hold the Debentures in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain holders who might not otherwise be considered to hold their Debentures as capital property may, in certain circumstances, be entitled to have their Debentures treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to (a) a holder that is a "financial institution" as defined in the Tax Act for the purposes of the "mark-to-market" rules, (b) a holder an interest in which is a "tax shelter investment" under the Tax Act, or (c) a holder that is a "specified financial institution" as defined in the Tax Act. Any such holder should consult its own tax advisor with respect to an investment in the Debentures.

This summary is based upon the facts set out in this prospectus and a certificate of an officer of the Administrator, as to certain factual matters, the provisions of the Tax Act and the regulations thereunder in force as of the date hereof, all specific proposals to amend the Tax Act and the regulations that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and Counsel's understanding of the current published administrative and assessing policies of the Canada Revenue Agency.

This summary is based on the assumption that the Trust will at all times comply with the Trust Indenture, as such indenture may be amended from time to time. This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the offering and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law, whether by legislative, governmental or judicial action. No assurance can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary specifically does not take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be relied on as legal or tax advice to any particular holder or prospective holder of Debentures. Consequently, holders and prospective holders of Debentures should seek independent tax advice in respect of the consequences to them of acquiring, holding and disposing of Debentures.

Status of the Trust

This summary assumes that the Trust will qualify at the closing of the offering, and will continue to qualify thereafter, as a "mutual fund trust" as defined in the Tax Act. Management of the Administrator has advised Counsel that it intends to ensure that the Trust will meet the requirements to qualify as a mutual fund trust at all times. **If the Trust were not to qualify as a mutual fund trust at any particular time, the Canadian federal income tax considerations described below would, in some respects, be materially different.**

Taxation Principles Applicable to the Trust

The taxation year of the Trust is the calendar year. In each taxation year, the Trust will be subject to tax under the Tax Act on its income for the year which will include such amount of the income of Trilogy Holding Trust as is paid or becomes payable in the year to the Trust and is deducted by Trilogy Holding Trust in computing its income under the Tax Act (including amounts of net taxable capital gains or taxable dividends designated by Trilogy Holding Trust in respect of the Trust), less the portion thereof that the Trust deducts in respect of amounts that are paid or that become payable by the Trust in the year to Unitholders. An amount will be considered to become payable to a Unitholder in a taxation year if the Unitholder is entitled in that year to enforce payment of the amount.

In computing its income, the Trust may deduct reasonable amounts on account of interest, administrative, management and other expenses incurred by it in the course of carrying on its investment undertaking for the purpose of earning income and not reimbursed to it.

Under the Trust Indenture, an amount equal to all of the net income of the Trust and any net taxable capital gains realized by the Trust (other than capital gains or income realized by the Trust on an in specie redemption of Trust Units which are designated by the Trust to redeeming Unitholders) together with the non-taxable portion of any net capital gains realized by the Trust will generally be paid or become payable in the year to Unitholders by way of cash distributions, subject to the exceptions described below. To the extent that the Trust does not have available cash to pay cash distributions equal to the net income of the Trust, such net income may be distributed to Unitholders in the form of additional Trust Units. Income of the Trust payable to Unitholders, whether in cash, additional Trust Units or otherwise, will generally be deductible by the Trust in computing its income.

The Trust will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net realized taxable capital gains by an amount determined under the Tax Act based on the redemption of Trust Units during the year (the "capital gains refund"). In certain circumstances, the capital gains refund in a particular taxation year may not completely offset the Trust's tax liability for that taxation year arising as a result of an in specie distribution on the redemption of Trust Units. The Trust Indenture provides that the taxable portion of any capital gain or income realized by the Trust as a result of that redemption may, at the discretion of the board of directors of the Administrator, be treated as income paid to, and designated as a taxable capital gain or income of, the redeeming Unitholders. Any amount so designated must be included in the income of the redeeming Unitholders and will be deductible by the Trust in computing its income.

Counsel has been advised that the Trust intends to make sufficient distributions in each year of its net income for tax purposes and any net realized taxable capital gains so that the Trust generally will not be liable in such year for income tax under Part I of the Tax Act, however, no assurance can be given in this regard. The Trust generally is expected to designate to the Unitholders any net taxable capital gains received or realized by it or designated to it by Trilogy Holding Trust so that such amounts retain their character when received by Unitholders.

Taxation of Debenture Holders

Interest on Debentures

A holder of Debentures that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary will be required to include in computing its income for a taxation year any interest on the Debentures that accrues to it to the end of the particular taxation year or that has become receivable by or is received by the holder before the end of that taxation year, except to the extent that such interest was included in computing the holder's income for a preceding taxation year.

Any other holder will be required to include in computing income for a taxation year all interest on the Debentures that is received or receivable by the holder in that taxation year (depending upon the method regularly followed by the holder in computing income), except to the extent that the interest was included in the holder's income for a preceding taxation year. In addition, if in a taxation year such a holder holds Debentures on any "anniversary day" thereof, the holder will be required to include in income for the year interest that has accrued to the holder to the end of that date on the Debentures, to the extent that the interest was not otherwise included in computing the income of the holder for the year or a preceding taxation year. For this purpose, the "anniversary day" of a Debenture means (i) the day that is one year after the day immediately preceding the date of its issue; (ii) the day that occurs at every successive one year interval from the day determined under (i); and (iii) the day upon which the Debenture was disposed of.

A holder of Debentures that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay a refundable tax of 6⅔ percent on certain investment income, including interest and taxable capital gains.

Exercise of Conversion Privilege

A holder of a Debenture who exchanges the Debenture for Trust Units pursuant to the conversion privilege will be considered to have disposed of the Debenture for proceeds of disposition equal to the aggregate of the fair market value of the Trust Units so acquired at the time of the exchange and the amount of any cash received in lieu of a fractional Trust Unit. The holder will realize a capital gain or capital loss computed as described below under "Other Dispositions of Debentures".

The cost to the holder of the Trust Units so acquired will be equal to their fair market value and must be averaged with the adjusted cost base of all other Trust Units held by the holder at the time as capital property for the purpose of calculating the adjusted cost base of each such Trust Unit.

Redemption or Repayment of Debentures

If the Trust redeems a Debenture prior to maturity or repays a Debenture upon maturity and the holder does not exercise the conversion privilege prior to such redemption or repayment, the holder will be considered to have disposed of the Debenture for proceeds of disposition equal to the amount received by the holder (other than the amount received as interest) on such redemption or repayment. If the holder receives Trust Units on redemption or repayment, the holder will be considered to have received proceeds of disposition equal to the fair market value of such Trust Units. The holder may realize a capital gain or capital loss computed as described below under "Other Dispositions of Debentures". The cost to the holder of the Trust Units so received will be equal to their fair market value and must be averaged with the adjusted cost base of all other Trust Units held by the holder at that time as capital property for the purpose of calculating the adjusted cost base of each such Trust Unit.

Other Dispositions of Debentures

A disposition or deemed disposition by a holder of a Debenture will generally result in the holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (adjusted as described below) are greater (or less) than the aggregate of the holder's adjusted cost base thereof and any reasonable costs of disposition. Any such capital gains or capital losses will be treated, for tax purposes, in the same manner as capital gains and capital losses arising from a disposition of Trust Units which treatment is discussed below under "Taxation of Unitholders".

Upon such a disposition or deemed disposition of a Debenture, interest accrued thereon to the date of disposition will be included in computing the holder's income, except to the extent such amount was otherwise included in the holder's income, and will be excluded in computing the holder's proceeds of disposition of the Debenture.

Taxation of Unitholders

A Unitholder will generally be required to include in computing income for a particular taxation year of the Unitholder such portion of the net income of the Trust for a taxation year, including net taxable capital gains, as is paid or becomes payable to the Unitholder in that particular taxation year, whether received in cash, additional Trust Units or otherwise. Income of the Trust that is paid or becomes payable to a Unitholder generally will be considered income from property, irrespective of its source. Any loss of Trilogy Holding Trust or the Trust for the purposes of the Tax Act cannot be allocated to, or treated as a loss of, the Unitholder.

A Unitholder that throughout the relevant taxation year is a "Canadian controlled private corporation", as defined in the Tax Act, may be liable to pay a refundable tax of 6⅔% on certain investment income, including certain income of the Trust and net taxable capital gains of the Trust that are paid or become payable to the Unitholder.

The non-taxable portion of net capital gains of the Trust that is paid or becomes payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the net income of the Trust that is paid or becomes payable by the Trust to a Unitholder in that year will not generally be included in the Unitholder's income for the year. However, the payment by the Trust of such excess amount, other than as proceeds of disposition of Trust Units, will generally reduce the adjusted cost base of the Trust Units held by

such Unitholder. To the extent that the adjusted cost base of a Trust Unit is less than zero, the negative amount will be deemed to be a capital gain of the Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises and the Unitholder's adjusted cost base of the Trust Unit will be nil immediately thereafter.

Disposition of Trust Units

Upon the disposition or deemed disposition by a Unitholder of a Trust Unit, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition are greater (or less) than the aggregate of the Unitholder's adjusted cost base of the Trust Unit and any reasonable costs of disposition.

A redemption of Trust Units pursuant to the Trust Indenture will be a disposition of such Trust Units for proceeds of disposition equal to the cash received. Where Trust Units are redeemed and property of the Trust is distributed *in specie* to a Unitholder on the redemption, the proceeds of disposition to the Unitholder of the Trust Units will generally be equal to the fair market value of the property so distributed, less the amount of any income or capital gain realized by the Trust on the distribution of such property that is designated to the redeeming Unitholder. Redeeming Unitholders will consequently realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition are greater (or less) than the adjusted cost base of the Trust Units so redeemed. The cost of any property distributed by the Trust (including notes of Trilogy Holding Trust) upon a redemption of Trust Units will be equal to the fair market value of such property at the time of the redemption, less any accrued interest thereon in the case of notes of Trilogy Holding Trust.

Capital Gains and Losses

Generally, one-half of any capital gain (a "taxable capital gain") realized by a Unitholder in a taxation year must be included in the Unitholder's income for the year, and one-half of any capital loss (an "allowable capital loss") realized by a Unitholder in a taxation year must be deducted from taxable capital gains realized by the Unitholder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

A Unitholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay a refundable tax of 6⅔% on certain investment income, including taxable capital gains.

Exempt Plans

Provided that the Trust is a mutual fund trust for purposes of the Tax Act, subject to the specific provisions of any particular plan, the Debentures offered hereunder and the Trust Units issuable upon conversion, redemption or maturity of the Debentures will, on the date of closing, be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (except a deferred profit sharing plan to which the Trust has made a contribution) and registered education savings plans (collectively, "Exempt Plans").

Where an Exempt Plan receives notes of Trilogy Holding Trust or other property of the Trust as a result of an *in specie* redemption of Trust Units, such notes of Trilogy Holding Trust or other property would likely not be qualified investments for the Exempt Plan. Accordingly, Exempt Plans that own Trust Units should consult their own tax advisors before deciding to exercise their redemption rights.

LEGAL MATTERS

Certain legal matters in connection with the issuance and sale of the securities offered hereby will be passed upon on behalf of the Trust by Macleod Dixon LLP and on behalf of the Underwriters by Stikeman Elliott LLP.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are PricewaterhouseCoopers LLP, Chartered Accountants, of Calgary, Alberta.

The transfer agent and registrar for the Trust Units is, and for the Debentures will be, Computershare Trust Company of Canada at its principal offices in Toronto, Ontario and Calgary, Alberta.

INTERESTS OF EXPERTS

As of the date hereof, the partners and associates of Macleod Dixon LLP, as a group, and the partners and associates of Stikeman Elliott LLP, as a group, each beneficially own, directly or indirectly, less than 1% of the Trust Units. As of the date hereof, the principals of Paddock Lindstrom & Associates Ltd., the Trust's independent petroleum engineers, as a group, beneficially own, directly or indirectly, less than 1% of the Trust Units.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITORS' CONSENTS

Ernst & Young LLP

We have read the preliminary short form prospectus of Trilogy Energy Trust (the "Trust") dated October 24, 2006 relating to the qualification for distribution of $175 million convertible unsecured subordinated debentures. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned preliminary short form prospectus of:

- Our report to the board of directors of the Administrator on the balance sheet of the Trust as at February 25, 2005. Our report is dated February 25, 2005.
- Our report to the board of directors of the Administrator on the balance sheets as at December 31, 2004 and 2003 and the statements of net earnings (loss) and statements of cash flows for the years ended December 31, 2004, 2003 and 2002 on the Spinout Assets (as defined in the above-mentioned prospectus). Our report is dated July 22, 2005.

Calgary, Alberta
•, 2006

•
Chartered Accountants

PricewaterhouseCoopers LLP

We have read the preliminary short form prospectus of Trilogy Energy Trust (the "Trust") dated October 24, 2006 relating to the qualification for distribution of $175 million convertible unsecured subordinated debentures. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned preliminary short form prospectus of our report dated February 28, 2006 to the Unitholders of the Trust on the consolidated balance sheet of the Trust as at December 31, 2005 and the consolidated statements of earnings and accumulated earnings and cash flows for the period April 1, 2005 to December 31, 2005.

Calgary, Alberta
•, 2006

•
Chartered Accountants

PricewaterhouseCoopers LLP

We have read the preliminary short form prospectus of Trilogy Energy Trust (the "Trust") dated October 24, 2006 relating to the qualification for distribution of $175 million convertible unsecured subordinated debentures. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned preliminary short form prospectus of our report dated December 2, 2004 to the Directors of Paramount Resources Ltd. on the schedule of revenues, royalties and operating expenses of the Kaybob Acquired Properties for the year ended December 31, 2003.

Calgary, Alberta
•, 2006

•
Chartered Accountants

PricewaterhouseCoopers LLP

We have read the preliminary short form prospectus of Trilogy Energy Trust (the "Trust") dated October 24, 2006 relating to the qualification for distribution of $175 million convertible unsecured subordinated debentures. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned preliminary short form prospectus of our report dated December 10, 2004 to the Directors of Paramount Resources Ltd. on the schedule of revenues, royalties and expenses of the Marten Creek Acquired Properties for the years ended December 31, 2003, 2002 and 2001.

Calgary, Alberta
•, 2006

•
Chartered Accountants

CERTIFICATE OF THE TRUST

Date: October 24, 2006

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of all of the provinces of Canada. For the purpose of the Province of Quebec, this simplified prospectus together with the documents incorporated by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

TRILOGY ENERGY TRUST,
by its administrator:

TRILOGY ENERGY LTD.

(signed) James H. T. Riddell
President and Chief Executive Officer

(signed) Mike Kohut
Chief Financial Officer

(signed) Clayton H. Riddell
Director

(signed) E. Mitchell Shier
Director

CERTIFICATE OF THE UNDERWRITERS

Date: October 24, 2006

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of all of the provinces of Canada. For the purpose of the Province of Quebec, to our knowledge, this short form prospectus, together with documents incorporated herein by reference, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

BMO NESBITT BURNS INC.

By: (signed) Shane C. Fildes

CIBC WORLD MARKETS INC.	**RBC DOMINION SECURITIES INC.**	**SCOTIA CAPITAL INC.**	**TD SECURITIES INC.**
By: (signed) Michael W. de Carle	By: (signed) Kent D. Ferguson	By: (signed) Brett Undershute	By: (signed) Alec W.G. Clark

FIRSTENERGY CAPITAL CORP.	**GMP SECURITIES L.P.**
By: (signed) John S. Chambers	By: (signed) Wade Felesky

CANACCORD CAPITAL CORPORATION	**NATIONAL BANK FINANCIAL INC.**	**PARADIGM CAPITAL INC.**	**PETERS & CO. LIMITED**
By: (signed) Timothy Hart	By: (signed) Robert B. Wonnacott	By: (signed) Philip J. Moore	By: (signed) Cameron Plewes

TRILOGY
ENERGY TRUST

4100, 350 7TH AVE. SW CALGARY, ALBERTA, T2P 3N9
PHONE: (403) 290-2900 FAX: (403) 263-8915

October 24, 2006

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

Dear Sir or Madam:

Re: Trilogy Energy Trust (the "Trust")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34876

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we submit the following documents:

1. Early Warning Report Under National Instrument 62-103.

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (403) 290-2917 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,
TRILOGY ENERGY TRUST
by its Administrator
Trilogy Energy Ltd.

Gail L. Yester
Assistant Corporate Secretary

GLY/kp
Enclosure

4

October 24, 2006

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

Dear Sir or Madam:

Re: **Trilogy Energy Trust (the "Trust")**
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34876

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we submit the following documents:

1. Early Warning Report Under National Instrument 62-103.

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at [illegible] if you have any questions or require any additional information with respect to the enclosed.

Yours truly,
TRILOGY ENERGY TRUST,
by its Administrator
Trilogy Energy Ltd.

Gail L. Yester
Assistant Corporate Secretary

EARLY WARNING REPORT UNDER NATIONAL INSTRUMENT 62-103

1. **The name and address of the offeror.**

Trilogy Acquisition Co. Ltd. (the "Offeror")
4100, 350 – 7th Avenue S.W.
Calgary, Alberta T2P 3N9

2. **The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances.**

The Offeror made an offer (the "Offer") dated September 14, 2006 to acquire all of the issued and outstanding common shares ("Blue Mountain Shares") of Blue Mountain Energy Ltd. ("Blue Mountain") on the basis of CDN$5.50 in cash for each Blue Mountain Share.

On October 23, 2006, the Offeror took up a total of 20,567,003 Blue Mountain Shares that had been validly deposited pursuant to the Offer, representing approximately 95.7% of the issued and outstanding Blue Mountain Shares. The Offeror has acquired ownership of such Blue Mountain Shares.

3. **The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release.**

The Offeror and its affiliates now own 20,567,003 Blue Mountain Shares, representing approximately 95.7% of the issued and outstanding Blue Mountain Shares

4. **The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:**

(a) the offeror, either alone or together with any joint actors, has ownership and control.

See item 3, above.

(b) the offeror, either alone or together with any joint actors, has ownership but control is held by other entities other than the offeror or any joint actor.

Not applicable.

(c) the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

EARLY WARNING REPORT UNDER
NATIONAL INSTRUMENT 62-103

1. **The name and address of the offeror.**

Trilogy Acquisition Co. Ltd. (the "Offeror")
4100, 350 – 7th Avenue S.W.
Calgary, Alberta T2P 3N9

2. **The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances.**

The Offeror made an offer (the "Offer") dated September 14, 2006 to acquire all of the issued and outstanding common shares ("Blue Mountain Shares") of Blue Mountain Energy Ltd. ("Blue Mountain") on the basis of CDN$5.50 in cash for each Blue Mountain Share.

On October 23, 2006, the Offeror took up a total of 20,567,003 Blue Mountain Shares that had been validly deposited pursuant to the Offer, representing approximately 95.7% of the issued and outstanding Blue Mountain Shares. The Offeror has acquired ownership of such Blue Mountain Shares.

3. **The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release.**

The Offeror and its affiliates now own 20,567,003 Blue Mountain Shares, representing approximately 95.7% of the issued and outstanding Blue Mountain Shares

4. **The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:**

(a) **the offeror, either alone or together with any joint actors, has ownership and control.**

See item 3 above.

(b) **the offeror, either alone or together with any joint actors, has ownership but control is held by other entities other than the offeror or any joint actor.**

Not applicable.

(c) **the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.**

Not applicable.

5. **The name of the market in which the transaction or occurrence that gave rise to the news release took place.**

The transaction took place pursuant to the Offer and not through the facilities of any stock exchange or any other marketplace.

6. **The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.**

The purpose of the Offer was to acquire all of the Blue Mountain Shares. The Offeror still intends to acquire all of the issued and outstanding Blue Mountain Shares and will do so by means of a compulsory acquisition under Part 16 of the *Business Corporations Act* (Alberta).

7. **The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities.**

Trilogy Energy LP and Blue Mountain entered into a pre-acquisition agreement dated September 2, 2006 concerning the Offer. The interests of Trilogy Energy LP in the pre-acquisition agreement were assigned to the Offeror prior to the making of the Offer. The terms of the pre-acquisition agreement are described in the take-over bid circular of the Offeror dated September 14, 2006 accompanying the Offer, which circular is available on SEDAR under Blue Mountain's profile.

8. **The names of any joint actors in connection with the disclosure required by this appendix.**

The Offeror is an indirect wholly-owned subsidiary of Trilogy Energy Trust.

9. **In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror.**

The Offeror paid CDN$5.50 in cash for each Blue Mountain Share.

10. **If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 in respect of the reporting issuer's securities.**

Not applicable.

5. **The nature of the market in which the transaction or occurrence that gave rise to the news release took place.**

The transaction took place pursuant to the Offer and not through the facilities of any stock exchange or any other marketplace.

6. **The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.**

The purpose of the Offer was to acquire all of the Blue Mountain Shares. The Offeror still intends to acquire all of the issued and outstanding Blue Mountain Shares and will do so by means of a compulsory acquisition under Part 16 of the *Business Corporations Act* (Alberta).

7. **The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities.**

Trilogy Energy LP and Blue Mountain entered into a pre-acquisition agreement dated September 2, 2006 concerning the Offer. The interests of Trilogy Energy LP in the pre-acquisition agreement were assigned to the Offeror prior to the making of the Offer. The terms of the pre-acquisition agreement are described in the take-over bid circular of the Offeror dated September 14, 2006 accompanying the Offer, which circular is available on SEDAR under Blue Mountain's profile.

8. **The names of any joint actors in connection with the disclosure required by this appendix.**

The Offeror is an indirect wholly-owned subsidiary of Trilogy Energy Trust.

9. **In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror.**

The Offeror paid CDN$5.50 in cash for each Blue Mountain Share.

10. **If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 in respect of the reporting issuer's securities.**

Not applicable.

DATED at Calgary, Alberta as of this 23rd day of October, 2006.

TRILOGY ACQUISITION CO. LTD.

Per: (signed) "Gail Yester"

Name: Gail Yester
Title: General Counsel and Corporate Secretary

DATED at Calgary, Alberta as of this 23rd day of October, 2006.

TRILOGY ACQUISITION CO. LTD.

Per: (signed) "Gail Yester"

Name: Gail Yester
Title: General Counsel and Corporate Secretary